
September 15, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Mr. Jon R. Moeller
Chief Financial Officer
Procter & Gamble Co.
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re:** **Procter & Gamble Co.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed August 7, 2015**
> **File No. 1-434**

Dear Mr. Moeller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Cash Flow, Financial Condition and Liquidity, page 36

Operating Cash Flow, page 36

1. We note your disclosure which states accounts payable, accrued and other liabilities increased generating $928 million in operating cash flows, primarily driven by extended payment terms. We further note from your Statement of Cash Flows, it appears increases in accounts payable accrued and other liabilities has generated roughly $2.2 billion of

operating cash flows in the fiscal years 2013-2015. As such, please expand your disclosure in future filings to address the following:

- Disclose the number of days payable outstanding (DPO) as of your balance sheet dates and discuss the key drivers of changes in DPO from period-to-period.

- It appears your DPO may have doubled over the last ten years. Please expand your disclosure to discuss this trend and provide investors with indicative disclosure regarding whether or not you expect this trend to continue.

Liquidity, page 37

2.   We note your disclosure which states $11.0 billion (of the total $11.6 billion reflected on your balance sheet) of cash, cash equivalents and marketable securities is held off-shore by foreign subsidiaries. We further note your charge relating to your Venezuelan deconsolidation included $908 million of cash held in Venezuela. In addition, we note your risk factor disclosure which states you maintain cash balances in a number of foreign countries with exchange and other controls including Argentina, China, Egypt, Greece, India, Nigeria, Ukraine and Venezuela. In future filings, please expand your liquidity section to provide disclosure of the amounts and foreign jurisdictions where the majority of your cash, cash equivalents and marketable securities is located. In addition, provide separate disclosure of the amounts and locations of cash, cash equivalents and marketable securities held in foreign jurisdiction subject to exchange controls.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief

Office of Manufacturing and Construction